UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                    December 31, 2011

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:                                                                0-27672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings Bank of Iowa
401(k) and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

North Central Bancshares, Inc.
825 Central Avenue
Fort Dodge, Iowa 50501

First Federal Savings Bank of
Iowa 401(k) and Stock
Ownership Plan

Financial Report
December 31, 2011

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits,
December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for
Benefits, Year Ended December 31, 2011	3
Notes to Financial Statements	4 - 13

Supplemental Schedule
Schedule H - Part IV, Line 4i - Schedule of Assets
(Held at End of Year), December 31, 2011	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan
Fort Dodge, Iowa

We have audited the accompanying statements of net assets available for benefits of First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of the year ended December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Des Moines, Iowa	/s/ McGladrey LLP

June 15, 2012

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

ASSETS

Investments, at fair value	$7,652,088	$7,340,398

Receivables
Employer contributions	1,523	292
Notes receivable from participants	151,298	119,760
Total receivables	152,821	120,052

Total assets	7,804,909	7,460,450

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	7,804,909	7,460,450

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(18,625)	(13,481)

NET ASSETS AVAILABLE FOR BENEFITS	$7,786,284	$7,446,969

See Notes to Financial Statements.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividends	$23,888
Net appreciation in fair value of investments	176,732
Interest income on notes receivable from participants	4,449
Contributions:
Participants	480,270
Employer	143,313
Other	408

829,060

Deductions from net assets attributed to:
Benefits paid to participants	479,481
Administrative expenses	10,264

489,745

Net increase	339,315

Net assets available for benefits:
Beginning of year	7,446,969
End of year	$7,786,284

See Notes to Financial Statements.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

Note 1.	Plan Description

The following description of the First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility:  The Plan is a defined contribution plan covering substantially all employees of First Federal Savings Bank of Iowa and its subsidiaries (collectively, the Company).  Employees are eligible to make salary deferral contributions on the first day of the month coincident with or following the completion of 60 days of service and attainment of age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and investment options:  Each year participants may contribute from 1% to 100% of pretax annual compensation, subject to an annual limit, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The employer will match 50% of employee contributions, not in excess of 6%.  In addition, the Company may also make discretionary contributions to the Plan.  No discretionary contribution was made for 2011 or 2010.  Participants direct the investment both of their contributions and employer contributions (if any) into various investment options as made available and determined by the Plan Administrator.  Participants may change their investment options daily.

Participant accounts:  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contributions and (c) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their contributions and actual earnings thereon.  Employer contributions into participant accounts and earnings thereon are fully vested after three years of service.

Payment of benefits:  Participants or their beneficiaries are eligible for benefits upon heavy financial need, retirement, termination, death or disability.  Benefits shall be distributed through the participant election of a lump-sum payment or annuity.

Notes receivable from participants:  Participants may borrow from the vested portion of their account any amount between $1,000 and $50,000, reduced by their highest outstanding note receivable balance from the Plan during the preceding 12 months.  In no event can a participant borrow more than 50% of their vested account balance.  Terms range from 1 - 30 years for the purchase of a primary residence or 1 - 5 years for all other notes receivable.  The notes receivable outstanding as of December 31, 2011 are due at varying dates through February 2023, with interest rates ranging from 4.25% - 6.00%.  The notes receivable are secured by the balance in the participant’s account.  Principal and interest are paid ratably through payroll deductions.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition:  The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 10 for discussion of fair value measurements.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a bank common collective trust.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the bank common collective trust as well as the adjustment of the investment in the bank common collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.

Notes receivable from participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Payment of benefits:  Benefits are recorded when paid.

Forfeitures:  At December 31, 2011 and 2010, forfeited nonvested accounts totaled $17 and $14, respectively.  Forfeitures are used to pay plan expenses and reduce employer contributions.  Forfeitures used to reduce employer contributions totaled $8,857 and $5,201 for the years ended December 31, 2011 and 2010, respectively.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

Recent accounting pronouncements:  In May 2011, the FASB issued amended guidance to improve the comparability of fair value measurements presented and disclosed in financial statements made in accordance with GAAP and International Financial Reporting Standards.  The guidance does not extend the use of fair value accounting, but provides guidance on how it should be applied in situations where it is already required or permitted.  The guidance is included in the Codification as part of ASC 820.  The guidance is effective for public companies during the interim and annual periods beginning after December 15, 2011.  The Company does not expect that the adoption of this guidance will have a material impact on the Plan’s financial position or Statement of Changes in Net Assets Available for Benefits.

Note 3.	Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Plan.

Note 4.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010:

	December 31,
	2011	2010

Common collective trusts:
Principal Stable Value Fund, at fair value	$819,674	$673,502
Principal Stable Value Fund, at contract value	801,049	660,021
Pooled separate accounts:
Principal Large-Cap S&P 500 Index Fund	486,500	506,043
Principal Mid-Cap S&P 400 Index Fund	497,271	568,652
Mutual funds:
PIMCO Total Return Fund	486,425	474,966
Common stock of North Central Bancshares, Inc.	3,265,066	3,170,099

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

During the year ended December 31, 2011, the Plan’s investments in pooled separate accounts (estimated fair value), common\collective trust (estimated fair value), common stock (quoted market price), and mutual funds (quoted market price) (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts	$(43,529)
Common/collective trust funds	10,662
Common stock	237,832
Mutual funds	(28,233)
$176,732

Note 5.	Investment Contract with Principal Life Insurance Company

The common/collective trust fund, titled the Principal Stable Value Fund (the “Fund”) offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financial institutions. These contracts allow for their principal value to remain stable regardless of the volatility of the financial markets.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As of December 31, 2011, the Fund’s contract value was $801,049 with a fair value of $819,674.  As of December 31, 2010, the Fund’s contract value was $660,021 with a fair value of $673,502.

The contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Below is a summary of the average contract yield in the aggregate for all contracts for the years ended December 31, 2011 and 2010:

	2011	2010
Average yield based on interest rates credited to participants	1.79%	2.19%
Weighted average crediting rate of all investment contracts	1.79%	2.20%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total Plan termination, retirement incentive programs, and the liberalization of Plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment may apply. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

The Fund may terminate the investment contract with the Plan by providing 12 months advance written notice to the contract owner for reasonable cause, which includes the contract owner’s failure to abide by federal law, failure to render performance necessary to comply with the terms of the contract, Plan disqualification and failure to adopt the Plan in a reasonable period of time. Upon termination by the Fund, a market value adjustment may apply.

Note 6.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of termination of the Plan, employees will become fully vested in accounts.

Note 7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Under the accounting guidance on uncertainty in income taxes, management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and has taken no uncertain tax positions that require adjustments to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008.

Note 8.	Related-Party Transactions

The Plan purchased 9,159 and 9,038 shares of common stock of North Central Bancshares, Inc., a party-in-interest, for $153,989 and $140,125 and sold 17,304 and 2,781 shares for $296,854 and $42,534 during the years ended December 31, 2011 and 2010, respectively.  The Plan received $7,515 of dividend income on the North Central Bancshares, Inc. common stock during the year ended December 31, 2011.

Certain Plan investments are shares of pooled separate accounts and common/collective trust funds managed by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company.  Principal Life Insurance Company and Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company are the custodians as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

Note 9.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10.	Fair Value Measurements

Accounting guidance on fair value measurements and disclosures, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system, and expands disclosures about fair value measurement.  It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business.

The Plan’s statement of net assets available for benefits contains Plan investments and participant loans that are recorded at fair value on a recurring basis.  The three-level valuation hierarchy for disclosure of fair value is as follows:

Level 1 uses quoted market prices in active markets for identical assets or liabilities.

Level 2 uses observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 uses unobservable inputs that are not corroborated by market data.

When available, quoted market prices are used to determine the fair value of investments held in the Plan and such items are classified within Level 1 of the fair value hierarchy.  An example is mutual funds with available market prices.  A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  The level to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurements.  There have been no changes in valuation methodologies at December 31, 2011 compared to December 31, 2010.  There were no significant transfers between Level 1, 2, or 3 assets or liabilities during the year ended December 31, 2011.

Pooled separate accounts:  Net asset value (NAV) of each of the pooled separate accounts is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction.  Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks.  The fair value of the underlying mutual funds or stock is used to determine the NAV of the separate account, which is not publicly quoted.  These fair values are classified within Level 2 of the valuation hierarchy.

Common/collective trust:  The common/collective trust fund is reported at fair value as determined by the NAV.  The NAV is based on the underlying investments comprising the trust based upon audited financial statements and is classified within Level 2 of the valuation hierarchy.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

North Central Bancshares, Inc. common stock:  The common stock fund contains the Plan’s investment in North Central Bancshares, Inc. common stock, which is recorded at fair value, which is the closing price per the NASDAQ Global Market, and is classified within Level 1 of the valuation hierarchy.

Mutual funds:  Mutual funds are reported at fair value based on the quoted market price of the fund and are classified within Level 1 of the valuation hierarchy.

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis by level as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
		Quoted Prices in	Significant Other	Significant
	Total	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Assets:
North Central Bancshares, Inc.
common stock	$3,265,066	$3,265,066	$-	$-
Mutual funds:
Fixed income	486,425	486,425	-	-
International equity	46,571	46,571	-	-
Large U.S. equity	331,009	331,009	-	-
Small/mid-size U.S. equity	141,776	141,776	-	-
Total mutual funds	1,005,781	1,005,781	-	-
Common collective trusts	819,674	-	819,674	-
Pooled separate accounts:
Large U.S. equity	486,500	-	486,500	-
Small/mid-size U.S. equity	707,913	-	707,913	-
International equity	96,368	-	96,368	-
Balanced funds	1,265,308	-	1,265,308	-
Other	5,478	-	5,478	-
Total pooled separate accounts	2,561,567	-	2,561,567	-
Total	$7,652,088	$4,270,847	$3,381,241	$-

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

	Fair Value Measurements at December 31, 2010
		Quoted Prices in	Significant Other	Significant
	Total	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
North Central Bancshares, Inc.
common stock	$3,170,099	$3,170,099	$-	$-
Mutual funds:
Fixed income	474,966	474,966	-	-
International equity	33,024	33,024	-	-
Large U.S. equity	326,829	326,829	-	-
Small/mid-size U.S. equity	93,736	93,736	-	-
Total mutual funds	928,555	928,555	-	-
Common collective trusts	673,502	-	673,502	-
Pooled separate accounts:
Large U.S. equity	516,470	-	516,470	-
Small/mid-size U.S. equity	783,979	-	783,979	-
International equity	114,891	-	114,891	-
Balanced funds	1,150,676	-	1,150,676	-
Other	2,226	-	2,226	-
Total pooled separate accounts	2,568,242	-	2,568,242	-
Total	$7,340,398	$4,098,654	$3,241,744	$-

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2011:

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Pooled separate accounts:
Large U.S. equity (a)	$486,500	-	Immediate	None
Small/mid-size U.S. equity (b)	707,913	-	Immediate	None
International equity (c)	96,368	-	Immediate	None
Balanced funds (d)	1,265,308	-	Immediate	None
Other	5,478	-	Immediate	None
Total pooled separate accounts	2,561,567
Common collective trusts (e)	819,674	-	Immediate	None
Total	$3,381,241

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

(a)
This category primarily invests in common stocks of companies that compose the S&P 500 Index.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(b)
This category seeks long-term growth by primarily investing in common stocks of companies that compose the S&P Midcap 400 Index, the S&P Small Cap 600 Index, common stocks of medium capitalization companies with strong earnings growth potential and companies principally engaged in the real estate industry.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(c)
This category invests the majority of assets in companies in at least three different countries.  It invests in securities of companies with their principal place of business or principal office outside of the United States; companies for which the principal securities trade on a foreign exchange; and companies, regardless of where their securities are traded, that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(d)
This category consists of target date funds seeking a total return consisting of long-term growth of capital and current income.  The funds invest in domestic and foreign equity, real estate investments and fixed income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  Investments in this category can be transferred once every 30 days at the current net assets value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(e)
This category consists of a stable value fund which seeks current income by investing primarily in insurance contracts issued by insurance companies and investments from financial institutions that offer stability of principal.  Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets.

Note 11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$7,786,284	$7,446,969
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	18,625	13,481
Net assets available for benefits per the Form 5500	$7,804,909	$7,460,450

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan Notes to Financial Statements

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2011 to the net income per Form 5500:

Total net increase per the financial statements	$339,315
Add: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	5,144
Total income per the Form 5500	$344,459

Note 12.	Subsequent Events and Plan Termination

The Plan Administration has evaluated subsequent events through June 15, 2012.  Through that date there are no items to disclose except as discussed below.

On March 12, 2012, North Central Bancshares, Inc. (the parent company of First Federal Savings Bank of Iowa) entered into an agreement and plan of merger  (the “Merger Agreement”) with Great Western Bancorporation, Inc. (“Great Western”) and 150, Inc. (“150”), a wholly-owned subsidiary of Great Western.  Under the Merger Agreement, 150 will merge with and into North Central Bancshares, Inc. (the “Merger”) and North Central Bancshares, Inc. will become a wholly-owned subsidiary of Great Western.  Pursuant to the terms of the Merger Agreement, the Board of Directors of First Federal Savings Bank of Iowa adopted a resolution on April 27, 2012 to terminate the Plan, effective on the day immediately prior to the closing date of the Merger.  If the Merger is not completed, the Plan will survive.  At termination, participants will become fully vested in their accounts.  The Merger is expected to close on June 22, 2012.  North Central Bancshares, Inc. also plans to file a post-effective amendment to the Form S-8 related to the Plan shares to deregister any remaining unsold shares upon the closing of the Merger.

Upon the effectiveness of the merger, each share of common stock of North Central Bancshares, Inc. will be converted into the right to receive $30.58 per share in cash, subject to withholding and without interest.  At December 31, 2011, the market value of the stock was $17.96 per share.  The announcement of the merger on March 13, 2012 resulted in a significant increase in the market value of the stock of North Central Bancshares, Inc. and the Plan’s net assets available for benefits.

Schedule H - Part IV, Line 4i

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Schedule of Assets (Held at End of Year)
December 31, 2011
	Number of
	Shares or
	Face	Fair
Description	Value	Value

Investments:
*Common collective trusts, Principal Stable Value Fund	45,642	$819,674

Pooled separate accounts:
*Principal U.S. Property	11	5,478
*Principal Lifetime Strategic Income	5	70
*Principal Lifetime 2010	2,923	43,556
*Principal Lifetime 2015	30,654	314,249
*Principal Lifetime 2020	20,781	313,258
*Principal Lifetime 2025	20,482	202,359
*Principal Lifetime 2030	6,842	101,177
*Principal Lifetime 2035	4,651	44,952
*Principal Lifetime 2040	7,456	106,498
*Principal Lifetime 2045	6,591	62,760
*Principal Lifetime 2050	5,441	75,934
*Principal Lifetime 2055	53	495
*Principal Large-Cap S&P 500 Index	10,074	486,500
*Principal Mid-Cap Growth	475	9,490
*Principal Mid-Cap S&P 400 Index	21,323	497,271
*Principal Small-Cap S&P 600 Index	6,037	144,267
*Principal Real Estate Securities	2,122	56,885
*Principal Diversified International	2,075	96,368

Mutual funds:
PIMCO Total Return Fund	44,749	486,425
MFS Value R2 Fund	5,241	116,409
Fidelity Advisor Small-Cap T Fund	573	11,870
Franklin Small-Cap Value R Fund	74	3,019
Columbia Acorn International A Fund	1,364	46,571
Heartland Select Value Investor Fund	2,116	56,723
Goldman Sachs Small-Cap Value R Fund	1,820	70,164
Mainstay Large-Cap Grow R3 Fund	31,652	214,600

*Common stock of North Central Bancshares, Inc.	181,797	3,265,066

*Notes receivable from participants, interest rates 4.25% - 6.00%,
maturing through February 2023		151,298

		$7,803,386

* Represents a party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan
(Registrant)

June 15, 2012_________	By: David M. Bradley_____________
Dated	David M. Bradley
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed herewith:

ExhibitNo.________________________Description_________________________________________________
23.1                                                                   Consent of Independent Registered Public Accounting Firm